Exhibit 99.3

TuanChe Limited

(Incorporated in the Cayman Islands with limited liability)
(NASDAQ: TC)

FORM OF PROXY FOR ANNUAL GENERAL MEETING
(or any adjourned or postponed meeting thereof)
to Be Held on November 17, 2021

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors (the “Board”) of TuanChe Limited, a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding Class A and Class B ordinary shares of the Company, par value US$0.0001 per share (collectively, the “Ordinary Shares”) to be exercised at the Annual General Meeting of the Company (the “AGM”) to be held at 9F, Ruihai Building, No. 21 Yangfangdian Road, Haidian District, Beijing 100038, The People’s Republic of China on November 17, 2021 at 10:00 a.m. (local time), and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the “AGM Notice”). This Form of Proxy and the accompanying AGM Notice are first being mailed to the shareholders of the Company on or about October 21, 2021.

Only the holders of record of the Ordinary Shares at the close of business on October 8, 2021 (the “Record Date”) are entitled to notice of and to vote at the AGM. In respect of the matters requiring shareholders’ vote at the AGM, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes. Shares underlying the Company’s American depositary shares (“ADSs”) are Class A ordinary shares. Each ADS represents 16 Class A ordinary shares. Holders of ADSs who wish to exercise their voting rights for the underlying Class A shares must act through The Bank of New York Mellon, the depositary of the Company’s ADS program. As of the close of business on the Record Date, we expect that 268,202,667 Class A ordinary shares (including Class A ordinary shares underlying ADSs) and 55,260,580 Class B ordinary shares are outstanding.

The quorum of the AGM is one or more shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third of all votes attaching to the total issued voting shares in the Company throughout the AGM.

Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairperson of the AGM acts as proxy and is entitled to exercise the chairperson’s discretion, the chairperson has indicated the chairperson will vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated, the proxies solicited hereby will vote on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office at the offices of Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands, with a copy delivered to its principal executive offices at 9F, Ruihai Building, No. 21 Yangfangdian Road, Haidian District, Beijing 100038, The People’s Republic of China or (ii) by voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s principal executive offices (to the attention of: Chenxi Yu) at 9F, Ruihai Building, No. 21 Yangfangdian Road, Haidian District, Beijing 100038, The People’s Republic of China as soon as possible so that it is received by the Company not less than 48 hours before the time appointed for holding the AGM.

TUANCHE LIMITED

(Incorporated in the Cayman Islands with limited liability)
(NASDAQ: TC)

FORM OF PROXY FOR ANNUAL GENERAL MEETING
to Be Held on November 17, 2021
(or any adjourned or postponed meeting thereof)

I/We__________________________________________________[insert name] of _______________________________________________________[insert address] being the registered holder of ____________________ Class ___ ordinary shares 1, par value US$0.0001 per share, of TuanChe Limited (the “Company”) hereby appoint the Chairperson of the Annual General Meeting (the “Chairperson”) 2 or _____________________________________ of _____________________________________________ as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at 9F, Ruihai Building, No. 21 Yangfangdian Road, Haidian District, Beijing 100038, The People’s Republic of China, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, in his or her discretion 3.

RESOLUTION:	The ordinary resolution as set out in the Notice of Annual General Meeting regarding the appointment Marcum Bernstein & Pinchuk LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021.

☐ FOR	☐ AGAINST	☐ ABSTAIN

RESOLUTION:	The special resolution as set out in the Notice of Annual General Meeting regarding the amendment of Article 78 of the Seventh Amended and Restated Articles of Association of the Company to read “Subject to any rights and restrictions for the time being attached to any Share, on a show of hands every Shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorised representative or proxy) shall, at a general meeting of the Company, each have one vote and on a poll every Shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorised representative or proxy) shall have one vote for each Class A Ordinary Share and 15 votes for each Class B Ordinary Share of which he is the holder.”

☐ FOR	☐ AGAINST	☐ ABSTAIN

Dated ______________________, 2021	Signature(s)[4] ________________________

1.	Please insert the number and class of shares registered in your name(s) to which this proxy relates. If no number or class is inserted, this Form of Proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2.	If any proxy other than the Chairperson is preferred, strike out the words “the Chairperson of the Annual General Meeting” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

3.	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON THE RESOLUTION, TICK THE BOX MARKED “ABSTAIN”. The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the proxy will vote the shares in his or her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the Chairperson acts as proxy and is entitled to exercise her discretion, she has indicated her intent to vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Your proxy will also be entitled to vote or abstain at his or her discretion on any amendment to the resolution referred to in the AGM Notice which has been properly put to the AGM.

4.	This Form of Proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under the hand of an officer or attorney duly authorized to sign the same.